Exhibit 99.2
Questions and Answers Concerning American Depositary Shares
You were recently provided notice of termination of the Deposit Agreement dated April 2, 2007 (as amended, the “Deposit Agreement”) between eTelecare Global Solutions, Inc. (the “Company”), Deutsche Bank Trust Company Americas, as Depositary (the “Depositary”) and the Holders and Beneficial Owners of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder. The termination of the Deposit Agreement will be effective on April 27, 2009.
The Company has also called a meeting of its shareholders, which is scheduled to be held on April 28, 2009 in Makati City, Philippines. The record date of the meeting is March 30, 2009. Notwithstanding the pending termination of the Deposit Agreement, you were a shareholder of record on the record date; and thus, you are entitled to notice of and the right to vote at the Company’s shareholder meeting. Accordingly, the Company is sending you the attached Definitive Information Statement (the “DIS”), which describes the proposals for consideration at the shareholder meeting and contains additional information about the Company. The information contained in the following questions and answers is intended to provide the holders of ADSs additional information in connection with the shareholder meeting and the pending termination of the Deposit Agreement.
What effect will the termination of the Deposit Agreement have on my ADSs?
Prior to the termination date, your rights under the Depositary Agreement will remain unchanged. Please see the Deposit Agreement and amendments thereto on file with the United States Securities and Exchange Commission under the Company’s Registration Statement on Form F-6 for a complete description of your rights as an ADS holder. You may access this information by visiting the SEC’s website at www.sec.gov.
Promptly following the termination date, the Depositary intends to sell the common shares underlying the outstanding ADSs in accordance with the terms of the Deposit Agreement in order to retire the remaining outstanding ADSs. The Company currently intends to purchase the common shares underlying the outstanding ADSs from the Depositary at a per share price equal to $9.00 US dollars, subject to applicable law and completion of appropriate documentation. After these underlying common shares are sold by the Depositary, the Depositary will distribute the net proceeds from the sale to the holders of outstanding ADSs in exchange for the cancellation of the ADRs. Each such holder will be entitled to receive an amount of cash equal to the per share price received by the Depositary multiplied by the number of common shares underlying the holder’s ADR, less any required taxes or costs the Depositary may be required to deduct or withhold in accordance with applicable law or rules, including payment of any stock transaction taxes, brokers’ commissions and other fees customarily for the account of a seller in connection with the crossing of the Common Shares on the Philippine Stock Exchange, Inc. (“PSE”) and any applicable Depositary fees. Please see below for more information on withholding amount, charges and Depositary fees.

Why is the Company terminating the Deposit Agreement?
On December 18, 2008, EGS Acquisition Corp. (the “Purchaser”) completed a tender offer for all outstanding Common Shares and ADSs of the Company, pursuant to which it acquired approximately 98.7% of the outstanding capital stock of the Company. The Company is terminating the Deposit Agreement to facilitate the acquisition by the Purchaser of all of the remaining outstanding capital stock of the Company following the completion of the tender offer.
Must I convert my ADSs into common shares prior to the termination of the Deposit Agreement?
Although you have a right to convert your ADSs into common shares, you are not required to do so in order to receive the cash payment discussed above in exchange for the cancellation of your ADR. If you elect to convert your ADSs prior to the termination date of the Deposit Agreement, you will not be eligible to receive the cash payment discussed above, but rather you will receive common shares in exchange for your ADSs. If you elect to receive common shares, then you will become subject to the reverse stock split of common shares discussed further below and in the attached DIS. You are urged to consider these materials carefully, because the potential tax withholdings to you may be significantly different depending on whether you decide to hold your ADSs and be paid cash as described above or to convert your ADSs into common shares and be subject to the reverse stock split of common shares described below and in the enclosed DIS.
Why is the Company calling a meeting of shareholders?
The Company has schedule a shareholder meeting on April 28, 2009 to, among other items, solicit approval of an amendment to its Amended Articles of Incorporation to increase the par value of its common shares, reduce the number of authorized common shares and to provide that the Company will not issue fractional shares. The net effect of these actions is that the outstanding common shares will undergo a reverse stock split.
What will happen if the reverse stock split of common shares is approved?
If the amendment to the Company’s Amended Articles of Incorporation is approved, every 406,250 outstanding common shares will be converted into one common share. Any resulting fractional shares will be cancelled and the shareholder otherwise entitled to the same fractional share will be given a cash payment by the Company equal to $9.00 US dollars multiplied by the total number of shares held by the relevant shareholder prior to the effectiveness of the amendment and less any taxes or costs that may be required to be deducted or withheld in accordance with applicable law or regulation.
What are the Company’s tax withholding obligations if I elect to convert my ADSs into common shares and the reverse stock split is effected by the Company?
The Company is required and intends to withhold from its fractional share payments (a) 25% of the gross amount (i.e., the full $9.00 per share amount) if the holder is a nonresident alien of the Philippines and not engaged in a trade or business in the Philippines, or (b) 30% of the gross amount if the holder is a non-Philippine corporation. In each case, a shareholder can attempt to obtain evidence of tax treaty relief, which must be granted by the Philippine Bureau of Internal Revenue (BIR), or timely present to the Company acceptable evidence of such holder’s cost basis in the fractional shares.
If you elect to convert your ADSs into common shares, the amount of cash that will be withheld for tax purposes from the cash payment that you will receive will be significantly higher than it would otherwise be if the Depositary sells the common shares underlying your ADSs on your behalf after termination of the Deposit Agreement and prior to the reverse stock split.
For additional information, please refer to the disclosure starting on page 6 of the enclosed DIS.
What are the Company’s tax withholding obligations if I continue to hold my ADSs and the Depositary sells my underlying common shares?
The sale of the underlying common shares by the Depositary following the termination date is expected to occur through a “block sale” structure across the PSE. If the underlying common shares are sold on the PSE, a stock transaction tax and other taxes apply that total to less than 1.0% of the purchase price. Once these nominal taxes are paid, the Company is no longer required to withhold any amount under Philippine law to any shareholders, including nonresident aliens of the Philippines and non-Philippine corporations.
In sum, if the Company purchases your underlying common shares from the Depositary following termination of the Deposit Agreement, you will have deducted less than 1.0% of the sale proceeds as a result of applicable Philippine tax requirements. But, if you elect to convert your ADSs into Common Shares before the termination of the Deposit Agreement, you will have deducted either 25% or 30%, as applicable, of the sale proceeds as a result of applicable Philippine tax requirements. Other taxes and charges may apply depending on your specific tax circumstances.
The above discussion does not address all of the tax consequences that may be relevant to specific beneficial owners of common shares or ADSs in light of their particular circumstances or to beneficial owners of common shares or ADSs subject to special treatment under United States federal income tax laws. Shareholders are advised to consult their own tax advisors concerning the tax consequences of, and the tax reporting and payment obligations arising from, their receipt from the Company of cash payment in lieu of fractional shares or the proceeds from any sale by the Depositary of the underlying common shares.
What charges will I incur if I convert my ADSs into common shares prior to the termination of the Deposit Agreement?
The Depositary will charge the standard cancellation fees of $0.05 per ADS plus a cable direct fee of $10.
What charges will I incur if I retain my ADSs and the Depositary sells my underlying common shares?
The Depositary will charge the standard cancellation fees of $0.05 per ADS.

8

If I elect to continue to hold my ADSs through the date of termination of the Deposit Agreement, what should I do to make sure I receive my cash payment from the sale of the underlying common shares?
You will receive an additional communication providing further instruction on what to do in order to receive your cash payment from the sale of the underlying common shares. You do not need to do anything at this point.
Should I elect to hold my ADSs until the Deposit Agreement is terminated or convert my ADSs into common shares prior to the termination of the Deposit Agreement?
The Company cannot advise you whether to convert your ADSs into common shares or hold your ADSs through the termination of the Deposit Agreement. Each holder of ADSs must make its own decision, which can take into account any unique circumstances applicable to each holder. The Company’s objective is to provide information relevant to your decision-making process.
Who should I contact for additional information?
Should you have any questions, please contact Anh Huynh, the Company’s Director of Investor Relations, at (888) 362-1073.

9